1 / 8 NOTICE OF THE 2025 SHAREHOLDERS’ MEETING OF FERROVIAL SE IMPORTANT NOTE: THIS NOTICE SETS OUT THE PROCEDURES FOR FERROVIAL SHAREHOLDERS TO REGISTER FOR, ATTEND AND VOTE AT FERROVIAL 2025 SHAREHOLDERS’ MEETING. SHAREHOLDERS SHOULD CAREFULLY READ THE INFORMATION SET OUT IN THIS NOTICE. The 2025 shareholders’ meeting of Ferrovial SE ("Ferrovial") will be held on 24 April 2025 at 2:00pm CEST (“Shareholders’ Meeting). The Shareholders’ Meeting will be held at H'ART Museum, Amstel 51, 1018 EJ Amsterdam, the Netherlands. The Shareholders’ Meeting will be held in English. The Shareholders’ Meeting will be organised as a hybrid meeting. Accordingly, eligible shareholders may choose to: (a) attend the Shareholders’ Meeting and cast their vote in-person at the Shareholders’ Meeting venue, in the Netherlands; (b) attend the Shareholders’ Meeting and cast their vote in a virtual manner during the Shareholders’ Meeting, through electronic means; (c) not attend the Shareholders’ Meeting in-person or in a virtual manner, and instead have their votes cast by a proxy. In addition, shareholders that are registered for the Shareholders’ Meeting for attending in-person are offered the possibility to submit questions in writing prior to the meeting. Shareholders that are registered for attending virtually will not be able to submit questions during the meeting, and should submit their question in writing prior to the meeting. Questions submitted prior to the meeting should be submitted in accordance with the terms set out under section “QUESTIONS”. Shareholders should regularly check Ferrovial’s website (www.ferrovial.com) for updates in relation to the Shareholders’ Meeting. The Board of Directors (the "Board") unanimously recommends that you vote in favour of all the resolutions listed below and believe that the passing of these resolutions would be in the best interests of Ferrovial and its stakeholders, including its shareholders, as a whole.

AGENDA 1. Opening 2. Financial year 2024 2a. Report of the Board on Ferrovial’s financial and non-financial (ESG) performance for the financial year 2024 (discussion item) 2b. Policy on additions to reserves and on dividends (discussion item) 2c. Remuneration report for the financial year 2024 (advisory voting item) 2d. Adoption of the annual accounts for the financial year 2024 (voting item) 3. Climate Strategy Report for the financial year 2024 (advisory voting item) 4. Discharge of the Directors in respect of the performance of their duties during the financial year 2024 (voting item) 5. Composition of the Board of Directors: Director re-appointments 5a. Proposal to re-appoint Mr. Rafael del Pino y Calvo-Sotelo as Executive Director (voting item) 5b. Proposal to re-appoint Mr. Óscar Fanjul Martín as Non-Executive Director (voting item) 5c. Proposal to re-appoint Ms. María del Pino y Calvo-Sotelo as Non-Executive Director (voting item) 5d. Proposal to re-appoint Mr. José Fernando Sánchez-Junco Mans as Non-Executive Director (voting item) 5e. Proposal to re-appoint Mr. Bruno Vito Benito Di Leo Allen as Non-Executive Director (voting item) 5f. Proposal to re-appoint Ms. Hildegard Maria Wortmann as Non-Executive Director (voting item) 5g. Proposal to re-appoint Ms. Alicia Reyes Revuelta as Non-Executive Director (voting item) 6. Amendment of the Directors' Remuneration Policy (voting item) 7. Appointment of external auditor and assurance services provider 7a. Proposal to appoint PriceWaterhouseCoopers Accountants N.V. as Ferrovial’s statutory external auditor for the financial years 2025 – 2027 (voting item) 7b. Proposal to appoint PriceWaterhouseCoopers Accountants N.V. as Ferrovial’s assurance services provider to perform an assurance review and issue an assurance opinion in an assurance statement on Ferrovial's statutory sustainability report for the financial years 2025 – 2027 (voting item) 8. Authorization of the Board to issue ordinary shares 8a. Authorization of the Board to issue ordinary shares for general purposes (voting item)

8b. Authorization of the Board to issue ordinary shares for purposes of scrip dividends (voting item) 9. Authorization of the Board to limit or to exclude pre-emptive rights 9a. Authorization of the Board to limit or to exclude pre-emptive rights for ordinary shares for general purposes (voting item) 9b. Authorization of the Board to limit or to exclude pre-emptive rights for ordinary shares for purposes of scrip dividends (voting item) 10. Authorization of the Board to acquire ordinary shares (voting item) 11. Cancellation of ordinary shares (voting item) 12. Closing 2025 Shareholders’ Meeting Documents The following documents are available on Ferrovial's website (www.ferrovial.com): a) the agenda of the Shareholders’ Meeting and the explanatory notes to the agenda; b) this convocation notice, including instructions on attendance and voting at the Shareholders’ Meeting; c) Ferrovial's annual report for the financial year 2024, including the financial statements for the financial year 2024 and the management report, including the corporate governance report and the non-financial information, and the other information as required by the Dutch Civil Code; d) Ferrovial's remuneration report for the financial year 2024; e) Ferrovial's Climate Strategy Report for the financial year 2024; f) the Director's Remuneration Policy; g) the Registration Card for Iberclear Shareholders (as defined below); h) the Proxy Card for Iberclear Shareholders (as defined below); and i) the Proxy Card for Euroclear Netherlands Shareholders (as defined below). These documents are also available upon request and free of charge at Ferrovial's offices in the Netherlands and via email (ir@ferrovial.com). Ferrovial's address in the Netherlands is Gustav Mahlerplein 61-63, Symphony Towers, 14th floor, 1082 MS, Amsterdam, the Netherlands. RECORD DATE In accordance with the relevant statutory provisions, eligible meeting participants and persons entitled to vote at the Shareholders’ Meeting are those persons who (i) on 27 March 2025 (the “Record Date”), after processing of all entries and deletions as of that date, are recorded as such in a (sub-)register designated by the Board, and (ii) are registered in the manner outlined under section 'REGISTRATION'. The Board has designated as (sub-)registers: (a) for holders of shares held through Iberclear: the administrations of the relevant bank, brokerage or other intermediary in Iberclear; (b) for holders of shares held through Euroclear Netherlands (but, for the avoidance of doubt, not shares referred to under (a) above): the administrations of the banks and brokers which are intermediaries (intermediairs) of Euroclear Nederland within the meaning of the Dutch Securities Giro Transfer Act (Wet giraal effectenverkeer);

(c) for holders of shares held in the Depository Trust Company system (DTC) (but, for the avoidance of doubt, not shares referred to under (a) and (b) above): the administration of the relevant bank, brokerage or other intermediary in the Depository Trust Company system; and (d) for holders of shares held on Ferrovial's shareholders register maintained by Ferrovial's U.S. transfer agent, Computershare Trust Company N.A. ("Computershare") (the "U.S. Shareholders Register"): the U.S. Shareholders Register. Changes in shareholdings after the Record Date do not affect entitlements to vote, and only shares owned and settled on the Record Date are entitled to be voted on at the Shareholders’ Meeting. Pursuant to the relevant provisions of Dutch law, all shares are also freely tradable after the Record Date, and there is no share blocking associated with the Shareholders’ Meeting. REGISTRATION All shareholders that wish to attend the Shareholders’ Meeting, either in-person or virtually, or by proxy, must timely register for the Shareholders’ Meeting. The method in which a shareholder can register, depends on the method in which that shareholder holds its shares, and is further set out below. Shareholders that are unsure how they hold their shares should contact their bank, broker or other intermediary for more information. (a) Shareholders holding shares through Iberclear (Central Securities Depository in Spain) Shareholders holding shares via Iberclear that wish to attend the Shareholders’ Meeting either in- person or virtually must register via email to ferrovial@computershare.com or via post to Computershare Spain, Calle Orense 34, Edificio Norte, planta 8, 28020 Madrid, Spain with a completed and signed registration card, as can be found on Ferrovial’s website (www.ferrovial.com) (the “Registration Card for Iberclear Shareholders”). The completed and signed Registration Card for Iberclear Shareholders must be received by Computershare no later than 17 April 2025, 5:00pm CEST. Shareholders that indicate in their Registration Card for Iberclear Shareholders that they intend to attend the Shareholders’ Meeting in-person will receive after the Record Date an admission ticket to the Shareholders’ Meeting via email. Shareholders that indicate in their Registration Card for Iberclear Shareholders that they intend to the Shareholders’ Meeting attend virtually will receive credentials ahead of the Shareholders’ Meeting to log into an electronic platform in order to attend the Shareholders’ Meeting virtually. Shareholders that do not wish to attend the Shareholders’ Meeting in-person or virtually, but wish that their votes are cast at the Shareholders’ Meeting by a proxy, can register for the Shareholders’ Meeting and issue their proxy in accordance with the procedure set out under section ‘VOTING BY PROXY AT THE SHAREHOLDERS’ MEETING’. (b) Shareholders holding shares through Euroclear Netherlands (Central Securities Depository in the Netherlands) Shareholders holding shares via Euroclear Netherlands that wish to attend the Shareholders’ Meeting either in-person or virtually, or by proxy, should register for the meeting via the electronic platform ‘Evote by ING’ available via https://evote.ingwb.com or via their intermediary where their shares are administered. The registration via 'Evote by ING' must be completed no later than 17 April 2025, 5:00pm CEST.

No later than 17 April 2025, 1:00pm CEST the relevant intermediaries must submit to ING Bank N.V., Issuer Services (location TRC 02.039, Foppingadreef 7, 1102 BD, Amsterdam, the Netherlands, email: agm.pas@ing.com) with an electronic statement containing the number of shares held by the respective shareholders on the Record Date and for which number of shares registration for the Shareholders’ Meeting is requested. With the submission, intermediaries are requested to include the full address details of the relevant ultimate beneficial owners (and whether such holder will be represented at the Shareholders’ Meeting by proxy) in order to efficiently verify the shareholding on the Record Date. Upon registration ING will send a registration certificate via the relevant intermediaries that serves as an admission ticket to the Shareholders’ Meeting. Shareholders that wish to attend the Shareholders’ Meeting as virtual attendees through the online platform can log in at https://evote.ingwb.com using their user account and password. If a shareholder is a new user and does not yet have a user account and password, such shareholder can create a user account and password at https://evote.ingwb.com. Further instructions for logging in and creating a new user account and password can be found at https://evote.ingwb.com. (c) Shareholders holding shares through the Depository Trust Company system (DTC) (Central Securities Depository in the United States) Shareholders holding their shares through the Depositary Trust Company system that wish to attend the Shareholders’ Meeting either in-person or virtually, or by proxy, should give instructions to their intermediary, as the record holder of their shares, that is required to vote their shares according to their instructions. In order to attend the Shareholders’ Meeting in-person or virtually, or by proxy, shareholders must submit proof of their proxy power (legal proxy) reflecting their shareholdings at the Record Date along with their name and email address to Computershare, to be sent at the following: By email: Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com By mail: Computershare Trust Company N.A. Ferrovial Legal Proxy P.O. Box 43001 Providence, RI 02940-3001 United States of America Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00am ET, on 17 April 2025. Upon timely submission of their registration materials, shareholders will receive a confirmation of their registration by email. (d) Shareholders holding shares on the U.S. Shareholders Register Shareholders holding their shares directly on the U.S. Shareholders Register that wish to participate in the Shareholders’ Meeting, attending in-person or virtually, or by proxy, should register in the manner communicated to them directly by Computershare.

ADMISSION TO THE SHAREHOLDERS’ MEETING Registration for admission to the Shareholders’ Meeting will take place on the day of the Shareholders’ Meeting from 1:00pm CEST until the commencement of the Shareholders’ Meeting at 2:00pm CEST. After this time, registration for admission is no longer possible. Persons entitled to attend the Shareholders’ Meeting must present a valid admission ticket for the Shareholders’ Meeting and may be asked for identification prior to being admitted and are therefore requested to carry a valid identity document. VOTING IN-PERSON AT THE SHAREHOLDERS’ MEETING Shareholders that attend the Shareholders’ Meeting in-person are requested to vote electronically by using their own electronical device (smartphone or tablet). In addition, Ferrovial will have voting devices available in case shareholders do not wish to use their own electronical device. VOTING BY PROXY AT THE SHAREHOLDERS’ MEETING Shareholders that do not wish to attend the Shareholders’ Meeting in-person or virtually, but wish that their votes are cast at the Shareholders’ Meeting by a proxy, can register for the Shareholders’ Meeting in accordance with the procedures set out under section 'REGISTRATION' and issue a proxy with voting instructions to (i) Dutch civil-law notary B.J. Kuck, or his substitute (the "Notary"), or (ii) another person. If a proxy with voting instructions is granted in favour of Ferrovial, the Board or any of Ferrovial's directors or officers, or nothing is specified in this regard, it shall be deemed to have been granted to the Notary with right of substitution and the Proxy Conditions (as explained below) will apply to such proxy. Any proxy with voting instructions must be provided as follows: (a) Shareholders holding shares via Iberclear (Central Securities Depository in Spain) A proxy with voting instructions can be provided by submitting a completed and signed proxy card for Iberclear shareholders, as can be found on Ferrovial's website (www.ferrovial.com) (the "Proxy Card for Iberclear Shareholders"), either through (i) the shareholders’ depositary bank offices, (ii) via email to ferrovial@computershare.com or (iii) via post to Computershare Spain, Calle Orense 34, Edificio Norte, planta 8, 28020 Madrid, Spain. The completed and signed Proxy Card for Iberclear Shareholders must be received by Computershare Spain no later than 17 April 2025, 5:00pm CEST. Alternatively, shareholders can, subject to the subsequent paragraph, provide a proxy with voting instructions by submitting a completed and signed card as provided to them by their intermediaries, either through (i) the shareholders’ depositary bank offices, (ii) via email to ferrovial@computershare.com or (iii) via post to Computershare Spain, Calle Orense 34, Edificio Norte, planta 8, 28020 Madrid, Spain. The completed and signed proxy with voting instructions must be received by Computershare Spain no later than 17 April 2025, 5:00pm CEST. (b) Shareholders holding shares via Euroclear Netherlands (Central Securities Depository in the Netherlands) A proxy with voting instructions can be provided via https://evote.ingwb.com, no later than 17 April 2025, 5:00pm CEST. Alternatively, a proxy with voting instructions can be provided by submitting a completed and signed proxy card for Euroclear Netherlands shareholders, as can be found on Ferrovial's website (www.ferrovial.com) (the "Proxy Card for Euroclear Netherlands Shareholders"), to ING Bank N.V., Issuer Services (location TRC 02.039, Foppingadreef 7, 1102 BD, Amsterdam, the Netherlands, email: agm.pas@ing.com. The completed and signed Proxy Card for Euroclear Netherlands Shareholders must be received by ING Bank N.V. no later than 17 April 2025, 5:00pm CEST.

(c) Shareholders holding shares via the Depository Trust Company system (DTC) (Central Securities Depository in the United States) Shareholders holding ordinary shares in a DTCC Participant Account should give instructions to their broker, bank or Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. Voting instructions must be received by Computershare no later than 17 April 2025, 11:00am ET. (d) Shareholders holding shares on the U.S. Shareholders Register Shareholders holding their shares directly on the U.S. Shareholders Register will be entitled to submit their proxy with voting instructions for the Shareholders’ Meeting by 11:00am ET on 17 April 2025, in writing or electronically as detailed on the proxy card mailed to the shareholder by Computershare. Any proxy with voting instructions (deemed) issued to the Notary that is timely received in accordance with the above will be subject to the following conditions (the "Proxy Conditions"), and any shareholder (deemed) issuing a proxy with voting instructions to the Notary will be deemed to have agreed to the Proxy Conditions: (i) in case for any voting item on the agenda for the Shareholders’ Meeting no voting instruction is given, the shareholder is deemed to have given an instruction to vote in favour of such voting item; (ii) only voting instructions to vote "FOR", "AGAINST" or "ABSTAIN" will be recognised, and voting instructions for a "BLANK VOTE" will be processed as an instruction to "ABSTAIN"; (iii) the voting results based on the voting instructions may be shared with Ferrovial prior to the Shareholders’ Meeting; and (iv) by issuing voting instructions, the shareholder agrees that it shall hold harmless and fully indemnify the Notary for any losses, damages, and liabilities that the Notary may incur in connection with the acts performed or omitted by the Notary in connection with such voting instructions, save in the event of negligence or wilful misconduct of the Notary. TERMS AND CONDITIONS FOR HYBRID GENERAL MEETINGS Ferrovial's Terms and Conditions for Hybrid General Meetings apply to shareholders that take part in the Shareholders’ Meeting. More information about virtual participation in the Shareholders’ Meeting can be found in Ferrovial's Terms and Conditions for Hybrid General Meetings. These conditions are available on Ferrovial's website (www.ferrovial.com). It is advised that shareholders that wish to attend the Shareholders’ Meeting virtually confirm that their device is compatible with participating in a virtual manner. Shareholders may log into the online platform of the Shareholders’ Meeting on 24 April 2025, from 1:00am CEST until the start of the Shareholders’ Meeting at 2:00pm CEST. Shareholders attending virtually who have not logged on before the start of the Shareholders’ Meeting via the online platform cannot vote and can only see, hear or otherwise follow the proceedings. Shareholders that attend the Shareholders’ Meeting virtually are exposed to certain risks (as described in more detail in Ferrovial's Terms and Conditions for Hybrid General Meetings). If a shareholder wishes to avoid such risks, he or she should attend the Shareholders’ Meeting in-person or by proxy. The intermediaries are requested to provide the valid email address, securities account and mobile phone number for shareholders that wish to attend the Shareholders’ Meeting virtually through the online platform for authentication purposes in order for these shareholders to gain admission to the Shareholders’ Meeting.

CONFLICTING REGISTRATIONS In case a shareholder registers for the Shareholders’ Meeting in more than one manner (being, attendance in-person, virtual attendance and/or attendance by proxy), the most recently received registration shall be valid and all prior registrations (including any prior proxy with voting instructions) shall become invalid. WEBCAST Ferrovial intends to make available a live video broadcast of the integral Shareholders’ Meeting via the Ferrovial website. The link for the webcast will be published on Ferrovial's website (www.ferrovial.com). QUESTIONS Shareholders that have timely registered for the Shareholders’ Meeting to attend in-person or virtually can submit questions in writing up to 24 hours prior to the start of the Shareholders’ Meeting by sending an email to ir@ferrovial.com. Shareholders that attend the Shareholders’ Meeting virtually will not be enabled to submit questions during the Shareholders’ Meeting. Accordingly, if they wish to submit questions they must do so via email in the manner described above. PERSONAL DATA A copy of Ferrovial’s Legal Notice, Privacy Policy and Cookie Policy can be found at Ferrovial’s website (www.ferrovial.com). Amsterdam, March 12, 2025 Ferrovial SE The Board